

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Jack Kong
Chairman
Nano Labs Ltd
30th Floor Dikaiyinzuo
No. 29, East Jiefang Road
Hangzhou, Zhejiang
People's Republic of China

> **Re: Nano Labs Ltd**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 25, 2022**
> **CIK No. 0001872302**

Dear Mr. Kong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 Submitted on July 25, 2022

Prospectus Cover Page, page i

1. Please provide prominent disclosure on the cover page to state that the purpose of this offering is to be of a supplemental nature to raise additional funds to meet NASDAQ Listing Rule 5210(k)(i), disclosure quantifying the shortfall from $25 million, and whether this offering would be sufficient to rectify the NASDAQ rule.

2.    Please provide updated disclosure on the prospectus cover page and risk factors regarding the company's failure to satisfy NASDAQ Listing Rule 5210(k)(i), NASDAQ's pending determination to delist your ADSs from the Nasdaq Global Market, and the current status of that proceeding.

    Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Dan Ouyang